

02005693

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



FEB 27 2002
WASH D.C.
340
SECTION

SEC FILE NUMBER
8- 48301

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

EPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
LAKE CAPITAL PARTNERS, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

24 FIELD POINT ROAD
(No. and Street)

GREENWICH	CT	06830-5338
(City)	(State)	(Zip Code)

AME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

FREDERICK C. LAKE (203) 661-5100
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

NDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DALESSIO, MILLNER & LEBEN LLP
(Name — *if individual, state last, first, middle name*)

245 FIFTH AVENUE, 16th FLOOR	NEW YORK	NY	10016
(Address)	(City)	(State)	(Zip Code)

IECK ONE:
- XX Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant ust be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/13/02

OATH OR AFFIRMATION

I, FREDERICK C. LAKE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LAKE CAPITAL PARTNERS, INC., as of DECEMBER 31, XXX2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Signature

PRESIDENT

Title

Stephanie E. Vallis

Notary Public

My Commission expires August 31, 2006
Fairfield County, Connecticut

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LAKE CAPITAL PARTNERS, INC.

STATEMENT OF FINANCIAL CONDITION
PURSUANT TO RULE 17a-5(d)

DECEMBER 31, 2001

DALESSIO, MILLNER & LEBEN LLP
CERTIFIED PUBLIC ACCOUNTANTS

LAKE CAPITAL PARTNERS, INC.

Index to Financial Statement

December 31, 2001

DALESSIO, MILLNER & LEBEN LLP
CERTIFIED PUBLIC ACCOUNTANTS
245 FIFTH AVENUE
NEW YORK, N.Y. 10016
(212) 447-0909
FAX: (212) 447-7020

Independent Auditor's Report

To the Stockholders of
Lake Capital Partners, Inc.
Greenwich, Connecticut

We have audited the accompanying statement of financial condition of Lake Capital Partners, Inc. as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Lake Capital Partners, Inc., as of December 31, 2001 in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statement taken as a whole. The information contained on pages 5 and 6 is presented for purposes of additional analysis and is not a required part of the basic financial statement, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statement and, in our opinion, is fairly stated in all material respects in relation to the basic financial statement taken as a whole.



New York, New York
February 19, 2002

DALESSIO, MILLNER & LEBEN LLP
Certified Public Accountants

LAKE CAPITAL PARTNERS, INC.

Statement of Financial Condition

December 31, 2001

ASSETS

CASH AND CASH EQUIVALENTS	$ 37,413
ACCOUNTS RECEIVABLE	20,576
MARKETABLE SECURITIES	15,300
PREPAID EXPENSES	3,718
TOTAL ASSETS	$ 77,007

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$ 12,075
TOTAL LIABILITIES	12,075
STOCKHOLDERS' EQUITY:	
Common stock; $.01 par value; 20,000 shares authorized; 300 shares issued and outstanding	3
Additional paid-in capital	12,997
Retained earnings	51,932
TOTAL STOCKHOLDERS' EQUITY	64,932
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 77,007

The accompanying notes are an integral part of this financial statement.

LAKE CAPITAL PARTNERS, INC.

Notes to Financial Statement

1. ORGANIZATION AND BUSINESS

Lake Capital Partners, Inc. ("Lake Capital") was incorporated in the State of Connecticut on February 9, 1995. Lake Capital is registered as a broker/dealer with the Securities and Exchange Commission ("SEC") and became a member of the National Association of Securities Dealers, Inc. ("NASD") on September 1, 1995. Lake Capital's business activities are limited to the private placement of direct participation programs.

Lake Capital does not carry customer accounts and does not otherwise hold funds or securities for, or owe money or securities to customers and, accordingly, is exempt from SEC Rule 15c3-3.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Placement agent fees are recorded on a trade-date basis.

Cash Equivalents

Lake Capital considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

3. MARKETABLE SECURITIES

In 2000, Lake Capital invested $15,300 for 600 shares of The NASDAQ Stock Market, Inc. ("NASDAQ") common stock and 600 warrants to acquire NASDAQ common stock. The securities are unregistered with restrictions on transfer pending a proposed initial public offering. The investment in NASDAQ has been classified as available-for-sale securities, recorded at fair value at the balance sheet date. At December 31, 2001, the fair value of the Company's investment in NASDAQ approximated its cost.

LAKE CAPITAL PARTNERS, INC.

Notes to Financial Statement, Continued

4. NET CAPITAL REQUIREMENT

Lake Capital is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires that Lake Capital maintains minimum net capital, as defined, of $5,000 or one-fifteenth of aggregate indebtedness, as defined, whichever is greater. At December 31, 2001, Lake Capital had net capital of $25,418 which exceeded the statutory requirements by $20,418. Lake Capital's ratio of aggregate indebtedness to net capital was .48 to 1 at December 31, 2001.

5. INCOME TAXES

Lake Capital is an S Corporation for Federal and State income tax purposes. Accordingly, the current taxable income of Lake Capital is taxable to its shareholders, who are responsible for the payment of Federal and State income taxes thereon.

6. RELATED PARTY TRANSACTIONS

Per an Expense Agreement between Lake Capital and Lake Partners, Inc. ("Lake Partners"), an entity under common ownership with Lake Capital, dated August 16, 1995, Lake Partners has agreed to pay all the general overhead expenses of Lake Capital except for expenses directly related to Lake Capital's broker-dealer activities, which expenses include but are not limited to: broker-dealer registration fees; Lake Capital's taxes, fidelity bonds, audit, legal and accounting, travel, entertainment, printing, and shipping expenses directed related to Lake Capital's broker-dealer activities. Effective January 1, 1997, the Expense Agreement was further amended to provide for a $2,000 per month reimbursement of general overhead costs borne by Lake Partners for office space, equipment and services provided by Lake Partners to Lake Capital.

In accordance with this amended agreement, Lake Capital is in no way obligated to repay Lake Partners for overhead expenses, but may repay Lake Partners at its sole discretion, provided that such repayment would not result in Lake Capital's net capital falling below 120% of its minimum requirement under SEC Rule 15c3-1.

For the year ended December 31, 2001, Lake Capital was charged $24,000 by Lake Partners pursuant to this agreement.

LAKE CAPITAL PARTNERS, INC.

Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1

December 31, 2001

COMPUTATION OF NET CAPITAL

NET CAPITAL

CREDITS:	
Stockholders' equity	$ 64,932
LESS: NON-ALLOWABLE ASSETS	
Accounts receivable	(20,576)
Prepaid expenses	(3,718)
	(24,294)
Add Back: Prepaid expense (NASD)	80
Net capital before haircut on security position	40,718
Haircut on security position	(15,300)
NET CAPITAL	$ 25,418

COMPUTATION OF MINIMUM NET CAPITAL

Minimum Net Capital, greater of one-fifteenth of aggregate indebtedness of $12,075 or $5,000	$ 5,000
EXCESS NET CAPITAL	$ 20,418
AGGREGATE INDEBTEDNESS	
Accounts payable and accrued expenses	$ 12,075
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.48 to 1

LAKE CAPITAL PARTNERS, INC.

Other Information

December 31, 2001

1. Information relating to the possession or control requirements under SEC Rule 15c3-3.

   Lake Capital has complied with the exemptive requirements of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of December 31, 2001.

2. Reconciliation Pursuant to SEC Rule 17a-5(d)(4):

   There are no material differences between the amounts reported in this computation of net capital and the corresponding amounts reported in Lake Capital's unaudited December 31, 2001 Form X-17A-5 Part IIA filing.

DALESSIO, MILLNER & LEBEN LLP
CERTIFIED PUBLIC ACCOUNTANTS
245 FIFTH AVENUE
NEW YORK, N.Y. 10016
(212) 447-0909
FAX: (212) 447-7020

Report of Independent Auditor's on Internal Control Structure Required by SEC Rule 17a-5

Board of Directors
Lake Capital Partners, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Lake Capital Partners, Inc., ("Lake Capital") for the year ended December 31, 2001, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Lake Capital (including tests of such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by Lake Capital: (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or (3) in obtaining and maintaining physical possession of control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because Lake Capital does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of Lake Capital is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which Lake Capital has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above. In addition, Lake Capital was in compliance with the exemptive provisions of Rule 15c3-3 and no facts came to our attention indication that such provisions had not been complied with during the year end December 31, 2001.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Lake Capital's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report recognizes that it is not practicable in an organization the size of Lake Capital to achieve all the divisions of the duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of brokers and dealers, and should not be used for any other purpose.



New York, New York
February 19, 2002

DALESSIO, MILLNER & LEBEN LLP
Certified Public Accountants